

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Eduardo Escaffi J.
Chief Financial Officer
Enersis S.A.
Santa Rosa 76
Santiago, Chile

      Re: **Enersis S.A.**
            Form 20-F for the Fiscal Year Ended December 31, 2013
            Filed April 3, 2014
            File No. 1-12440

            Empresa Nacional De Electricidad S.A.
            Form 20-F for the Fiscal Year Ended December 31, 2013
            Filed April 1, 2014
            File No. 1-13240

Dear Mr. Escaffi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Enersis S.A. Form 20-F for the Fiscal Year Ended December 31, 2013

General

1. Please note we have reviewed Enersis S.A. and Empresa Nacional De Electricidad S.A. To reduce the number of comments that we issue, where a comment on Enersis S.A. applies to both registrants, we have issued a single comment. Please apply our comments to both registrants, where applicable.

Item 5. Operating and Financial Review and Prospects, page 131

Argentina, page 136

2. We note your revenues for fiscal 2013 were approximately $12.7 billion of which 11.2% was generated in Argentina. We also note from your disclosures on page 24 that approximately 10% of fiscal 2013 operating cash flows came from Argentina. Further, we have read your disclosure, "Additional economic deterioration of Argentina, or of our subsidiaries that operate in that country, is not expected to have any material effect on our financial and operating results." Explain to us and disclose how you reached this conclusion. In doing so, explain to us how you considered potential charges associated with 1) long-lived assets, 2) goodwill, and 3) intangible assets.

3. Explain to us the extent to which you are prepared to further support your Argentine subsidiaries through parent loans, capital contributions, or advances, if necessary. Given the ongoing financial issues in Argentina, please tell us and expand your disclosure to address how you propose to provide the additional funds or financial support needed by your Argentine subsidiaries to cover short and long term liquidity issues. See Item 5.B.1 of Form 20-F.

4. We are aware Argentina recently unveiled a new inflation index which appears to indicate a higher level of inflation. Please revise your disclosure to discuss this new inflation index. Further, revise your disclosures to discuss how the new inflation index could affect your financial statements. In this regard, we note that IAS 21 requires that amounts in the financial statements of the hyperinflationary economies be restated for the effects of changing prices in accordance with IAS 29. Refer to Item 5.A.2 of Form 20-F.

Revenues by Business Segment, page 139

5. We read your disclosure, "Revenues from operations in Argentina decreased 49.4% or Ch$ 170 billion. Endesa Costanera recorded a Ch$ 207 billion lower revenue for one-time adjustment due to Argentine Resolution 95. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income." Explain to us and disclose in further detail the reasons behind the reduction in your revenues and operating costs. In this regard, we have read your disclosure on page F-49 with respect to Resolution SE 95/2013; however, we believe you should provide additional disclosure to discuss the potential impact of this Resolution on your future financial statements since the Resolution appears to have made a significant change in the payment system from margin pricing to payment by type of technology and size of plant. Please note that your discussion should provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Notes to the Consolidated Financial Statements, page F-15

16. Property, Plant & Equipment, page F-75

6. We note your disclosure on page 12 under "Recent Developments" regarding the temporary shutdown of your 350 MW coal-fired thermal power plant, Bocamina II. Please tell us how you applied the guidance in IAS 36 in determining whether and how you evaluated this asset for impairment.

Empresa Nacional De Electricidad S.A. Form 20-F for the Fiscal Year Ended December 31, 2013

B. Liquidity and Capital Resources, page 118

7. We have read your disclosure on page 106 discussing your Argentine operations in which you state, "Due to rate controls, revenues of electric utility companies do not always cover their operating costs." We also note your disclosure on page F-113 with respect to Resolution 95/13. Further, we note the tariff pricing issues in Argentina are causing working capital deficits and problems with your "short-term financial equilibrium." Explain to us what consideration you gave to providing disclosure addressing liquidity issues related to not fully recovering your operating costs. See Item 5.D of Form 20-F.

8. Refer to page 122 where you make reference to your "SEC-registered Yankee Bonds." Please tell us if any entity guarantees these bonds. Please also explain to us how you considered the disclosure requirements of Rule 3-10 of Regulation S-X with respect to your registered debt.

Notes to the Consolidated Financial Statements, page F-17

2.4.2 Consolidated companies with an ownership interest of less than 50%, page F-27

9. We note that the Endesa Chile Group holds a 26.87% interest in Empresa Generadora de Energía Eléctrica S.A. ("Emgesa") and that it is considered to be a subsidiary and consolidated since Endesa Chile exercises control over the entity. Please revise to disclose more detailed information about significant judgments and assumptions you have made in determining that you control Emgesa as required by the guidance in paragraph 9 of IFRS 12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Eduardo Escaffi J.
Enersis S.A.
September 23, 2014
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Elizabeth Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief